UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date  November 24, 2008

ALBERTA STAR DEVELOPMENT CORP

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

November 24, 2008	TSX-V Trading Symbol: AXS
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR REPORTS ASSAY RESULTS FROM ITS
2008 DRILLING PROGRAM

Alberta Star Development Corp., (the "Company") listed on the TSX Venture Exchange (ASX), on the OTCBB (ASXSF), and on the Frankfurt Exchange (QLD), is pleased to announce that all assay data has been received and compiled from its 2008 drilling program on its Eldorado/Contact Lake Projects in the  Northwest Territories.  During the 2008 summer program, seventeen drill holes were completed for a total of 2,348 meters drilled.  The drill hole program followed-up on 2007 drilling on the Skinny Lake and K-2 target areas and tested three new target areas, K-4, Long Bay, and Gossan Island.

SKINNY LAKE AREA

The Skinny Lake target area, approximately 16 kilometers southeast of the Eldorado/Echo Bay uranium-silver mines, is a northwest trending zone of sulfide (gossan) mineralization.  The host rocks are a sequence of andesitic tuff and flows showing strong phyllic alteration at higher levels and magnetite-actinolite-apatite alteration at depth.  The 2008 drill program consisted of five holes for a total of 1,005 meters at the Skinny Lake target area.  Drill holes SL-08-03, -04, -05, and -06 targeted a strong sulfide (gossan) zone and followed-up on drill hole SL-07-01 which intersected 22.50 meters (true width not determined) of 2% zinc, 18.35 g/tonne silver and 0.025% cobalt (see NR of January 18, 2008 results). All five holes of the program intercepted zones of  zinc-silver mineralization (see highlights below).  Drill hole SL-08-07 targeted the down dip extension of outcropping copper mineralization within a strong alkali-magnetite altered zone.

Assay highlights from the 2008 drilling program at Skinny Lake area:

Drill Hole	From	To	Interval	Cu	Pb	Zn	Au	Co	V2O5
	(m)	(m)	(m)	(%)	(%)	(%)	(g/ton)	(%)	(%)
SL-08-03	4.50	5.50	1.00	0.139	0.004	0.010	1.6	0.031	0.038
	7.00	9.00	2.00	0.041	0.006	0.011	0.4	0.007	0.028
	12.00	13.00	1.00	0.110	0.002	0.023	0.5	0.020	0.015
	39.00	42.00	3.00	0.046	0.012	0.034	0.8	0.019	0.025
	43.00	44.00	1.00	0.018	0.018	0.114	0.4	0.012	0.008

47.00	58.00	11.00	0.025	0.019	0.201	0.7	0.008	0.016
48.80	49.50	0.70	0.047	0.036	0.443	5.8	0.048	0.033
64.00	65.50	1.50	0.012	0.033	0.281	0.6	0.005	0.036
68.50	70.00	1.50	0.015	0.013	0.144	0.4	0.004	0.036
83.50	93.00	9.50	0.052	0.080	0.799	5.6	0.021	0.012
84.00	87.00	3.00	0.023	0.044	1.590	7.3	0.016	0.006
85.50	87.00	1.50	0.023	0.052	2.040	8.2	0.018	0.006
83.50	112.50	29.00	0.065	0.054	0.364	2.919	0.025	0.013
96.00	96.50	0.50	0.345	0.052	1.240	2.8	0.023	0.005
98.00	99.50	1.50	0.042	0.085	0.161	1.2	0.014	0.011
109.50	117.00	7.50	0.030	0.020	0.094	0.9	0.016	0.040
111.00	138.00	27.00	0.007	0.005	0.034	<0.1	0.003	0.037
146.00	153.50	7.50	0.003	0.037	0.040	<0.1	0.001	0.032
161.00	170.50	9.50	0.001	0.002	0.013	<0.1	0.001	0.039
172.50	208.00	35.50	0.003	0.003	0.031	<0.1	0.002	0.044
150.50	152.00	1.50	0.011	0.173	0.092	0.7	0.002	0.036

Drill Hole	From	To	Interval	Cu	Pb	Zn	Ag	Co	V2O5
	(m)	(m)	(m)	(%)	(%)	(%)	(g/ton)	(%)	(%)
SL-08-04	24.50	25.50	1.00	0.029	0.008	0.136	1.0	0.009	0.029
	28.50	30.00	1.50	0.035	0.044	0.140	0.9	0.011	0.025
	33.00	34.50	1.50	0.023	0.015	0.143	0.5	0.005	0.051
	41.00	43.00	2.00	0.033	0.005	0.110	1.1	0.016	0.026
	67.00	68.50	1.50	0.110	0.007	0.035	3.3	0.015	0.025
	70.00	79.00	9.00	0.066	0.010	0.050	0.8	0.019	0.010
	73.00	74.50	1.50	0.070	0.020	0.123	0.8	0.013	0.009
	79.00	160.00	81.00	0.085	0.073	0.571	24.9	0.015	0.021
	100.70	102.00	1.30	0.259	0.143	1.110	66.3	0.007	0.029
	112.50	119.50	7.00	0.356	0.503	4.451	22.7	0.028	0.008
	114.00	115.50	1.50	0.454	0.875	6.850	15.0	0.035	0.006
	115.50	117.00	1.50	0.511	0.685	6.360	25.1	0.023	0.009
	115.50	119.50	4.00	0.414	0.437	4.024	31.5	0.025	0.008
	160.00	175.00	15.00	0.045	0.006	0.014	0.7	0.017	0.016
	166.00	175.00	9.00	0.045	0.005	0.008	0.7	0.016	0.016
	175.00	178.00	3.00	0.017	0.044	0.190	0.6	0.006	0.016
	179.50	185.50	6.00	0.024	0.002	0.005	0.5	0.011	0.019
	190.00	194.50	4.50	0.054	0.001	0.004	0.7	0.016	0.013

Drill Hole	From	To	Interval	Cu	Pb	Zn	Ag	Ni	V2O5
	(m)	(m)	(m)	(%)	(%)	(%)	(g/ton)	(%)	(%)
SL-08-05	14.50	18.50	4.00	0.033	0.015	0.319	0.94	0.002	0.025
	33.00	34.00	1.00	0.058	0.017	0.183	1.20	0.003	0.030
	40.00	97.50	57.50	0.045	0.065	0.283	1.86	0.002	0.020
	68.50	70.00	1.50	0.018	0.063	1.120	7.30	0.003	0.024
	79.00	80.50	1.50	0.092	0.420	1.820	6.20	0.002	0.013
	83.50	85.00	1.50	0.109	0.316	1.300	6.10	0.002	0.018
	105.00	145.50	40.50	0.038	0.051	0.237	3.33	0.004	0.017
	149.00	165.00	16.00	0.031	0.006	0.047	0.42	0.032	0.031
	162.50	165.00	2.50	0.022	0.019	0.179	0.56	0.012	0.048

Drill Hole	From	To	Interval	Cu	Pb	Zn	Ag	Co	V2O5
	(m)	(m)	(m)	(%)	(%)	(%)	(g/ton)	(%)	(%)
SL-08-06	10.00	88.90	78.90	-	-	-	-	-	0.031
	30.00	35.30	5.30	0.085	0.012	0.152	1.79	0.012	0.035
	47.85	49.35	1.50	0.013	0.038	0.241	1.60	0.018	0.030
	55.50	57.00	1.50	0.007	0.004	0.155	0.50	0.005	0.037
	60.50	61.50	1.00	0.215	0.026	0.092	4.60	0.025	0.036
	69.25	70.87	1.62	0.021	0.017	0.148	0.70	0.003	0.024
	72.30	87.10	14.80	0.098	0.341	0.465	8.00	0.011	0.033
	78.30	81.30	3.00	0.031	0.536	1.250	10.25	0.016	0.037
	82.60	84.10	1.50	0.016	1.690	0.971	8.40	0.010	0.022
	75.30	76.80	1.50	0.037	0.090	0.048	1.50	0.005	0.036
	84.10	85.60	1.50	0.310	0.125	0.021	4.10	0.011	0.048
	90.00	181.00	91.00	-	-	-	-	-	0.028
	105.00	108.00	3.00	0.017	0.158	0.272	3.20	0.007	0.026
	129.00	143.00	14.00	0.058	0.016	0.292	1.64	0.012	0.024
	167.60	168.60	1.00	0.196	0.003	0.011	5.20	0.043	0.012
	171.50	214.00	42.50	0.043	0.016	0.093	0.61	0.013	0.018
	185.50	193.00	7.50	0.023	0.030	0.079	0.54	0.009	0.016
	200.50	205.00	4.50	0.047	0.015	0.187	0.57	0.015	0.019
	209.80	214.00	4.20	0.099	0.011	0.149	1.88	0.012	0.019

Drill Hole	From	To	Interval	Cu	Pb	Zn	Ag
	(m)	(m)	(m)	(%)	(%)	(%)	(g/ton)
SL-08-07	3.00	7.50	4.50	0.177	0.003	0.048	0.50
	16.50	22.50	6.00	0.416	0.001	0.024	0.68
	34.50	39.00	4.50	0.137	0.001	0.015	0.50
	43.50	46.50	3.00	0.374	0.002	0.052	0.65
	69.00	70.50	1.50	0.049	0.001	0.005	0.10
	110.00	112.00	2.00	0.102	0.001	0.006	0.20

Drill hole SL-08-03 had an azimuth of 225 degrees and an inclination of 60 degrees. SL-08-04 was a vertical hole.  SL-08-05 had an azimuth of 208 degrees and an inclination 45 degrees.  SL-08-06 was a vertical hole, and SL-08-07 had an azimuth of 45 degrees and an inclination 60 degrees.

K-2 TARGET AREA

The K2 target area is located in the south-central portion of the Contact Lake project area, on the south side of Echo Bay on the Contact Lake property. The area is approximately 9 kilometres southeast of the Eldorado/Echo Bay uranium-silver mines and consists of multiple zones of altered, mineralized breccias.  The 2008 drilling program in the K2 area consisted of three holes for a total of 803 meters that followed-up on the 2006 and 2007 drill programs that discovered disseminated and vein hosted copper and other sulfide mineralization.  Drill hole K2-08-21 only encountered altered rock but only sparse mineralization.  Drill holes K2-08-20 and -22 intercepted multiple zones of altered and mineralized breccias with disseminated and vein hosted copper mineralization.

Assay highlights from the 2008 drilling program at K-2 area:

Drill Hole	From	To	Interval	Cu	Zn	Co	Ag	Au	V2O5
	(m)	(m)	(m)	(%)	(%)	(%)	(g/ton)	(g/ton)	(%)
K2-08-20	4.00	215.00	211.00	-	-	-	-	-	0.028
	28.00	29.50	1.50	0.113	0.013	0.007	0.60	-	0.031
	57.00	58.30	1.30	0.140	0.026	0.011	1.00	-	0.032
	66.50	68.65	2.15	0.186	0.015	0.003	0.41	-	0.026
	73.50	83.00	9.50	0.141	0.017	0.004	0.49	-	0.032
	93.15	96.00	2.85	0.149	0.014	0.003	0.56	-	0.032
	178.00	181.00	3.00	0.214	0.010	0.010	0.70	-	0.023
	184.00	185.50	1.50	0.185	0.007	0.013	0.40	-	0.022
	236.50	245.50	9.00	0.139	0.006	0.003	0.48	-	0.013
	250.00	263.50	13.50	-	-	-	-	-	0.026
	272.50	274.00	1.50	0.168	0.009	0.006	0.30	-	0.021
	277.50	279.00	1.50	0.142	0.005	0.005	0.30	-	0.014
	283.50	285.36	1.86	0.216	0.008	0.004	0.70	1	0.014

Drill Hole	From	To	Interval	Cu	Zn	Co	Ag	V2O5
	(m)	(m)	(m)	(%)	(%)	(%)	(g/ton)	(%)
	6.00	9.00	3.00	0.393	0.016	0.003	1.10	0.028
	15.00	16.50	1.50	0.110	0.010	0.007	0.20	0.012
	46.50	48.00	1.50	0.002	0.005	0.012	0.10	0.015
K2-08-21	91.00	92.50	1.50	0.001	0.016	0.019	0.10	0.023
	91.00	95.50	4.50	0.001	0.013	0.009	-	0.025
	105.50	137.00	31.50	0.002	0.012	0.003	-	0.027
	148.00	157.00	9.00	0.001	0.011	0.003	-	0.028

Drill Hole	From	To	Interval	Cu	Pb	Zn	Ag	Co
	(m)	(m)	(m)	(%)	(%)	(%)	(g/ton)	(%)
K2-08-22	16.90	18.40	1.50	0.154	0.001	0.011	0.2	0.003
	40.50	43.40	2.90	0.141	0.001	0.008	0.3	0.009
	44.50	46.00	1.50	0.124	0.001	0.013	0.3	0.005
	51.50	66.00	14.50	0.227	0.001	0.013	0.9	0.004
	72.00	73.50	1.50	0.165	0.002	0.014	0.8	0.007
	85.20	87.50	2.30	0.148	0.001	0.012	0.7	0.016
	100.50	101.50	1.00	0.058	0.002	0.014	0.7	0.025
	129.50	130.50	1.00	0.350	0.002	0.018	1.1	0.034
	132.35	133.70	1.35	0.147	0.003	0.018	2.9	0.148
	137.70	139.20	1.50	0.221	0.003	0.018	1.0	0.057
	126.00	141.00	15.00	0.075	0.002	0.013	1.1	0.044
	145.00	146.50	1.50	0.100	0.002	0.012	0.4	0.015
	155.50	157.00	1.50	0.134	0.001	0.019	0.7	0.033
	167.50	174.00	6.50	0.024	0.002	0.014	1.4	0.031
	180.00	181.50	1.50	0.016	0.002	0.010	0.8	0.048
	193.50	195.50	2.00	0.186	0.002	0.020	1.0	0.016
	233.00	234.50	1.50	0.175	0.006	0.068	1.7	0.007
	250.00	250.50	0.50	0.201	0.004	0.081	0.7	0.003
	258.30	259.80	1.50	0.018	0.025	0.294	0.3	0.004
	263.00	264.50	1.50	0.028	0.068	0.237	1.3	0.004
	272.00	273.50	1.50	0.034	0.009	0.208	0.6	0.004
	290.00	293.00	3.00	0.205	0.003	0.038	2.0	0.007
	294.00	295.10	1.10	0.140	0.003	0.041	1.6	0.012
	309.50	311.00	1.50	0.342	0.003	0.032	1.4	0.016

K2-08-20 had an azimuth of 215 and an Inclination of 45 degrees.  K2-08-21 had an azimuth of 215 and an inclination of 85 degrees.  K2-08-22 had an azimuth of 225 and an inclination of 45 degrees.

K4-URANIUM TARGET AREA:

The K4 target area is located approximately 2 kilometers east-southeast of the Eldorado/Echo Bay uranium-silver mines.  Sampling and mapping indicated potential for high-grade uranium veins along east to northeast trending fractures in andesitic tuffs and breccias within zones of strong potassic-hematitic alteration.  The 2008 drilling program at the K4 uranium target area consisted of six holes for a total of 536 meters.  Drill hole K4-08-01, 08-02, 08-03 located near the west end of the target area, intercepted numerous intervals of significant copper-silver mineralization with some intervals accompanied by anomalous uranium. Drill holes K4-08-04, and 08-05 located in the central part of the target area, intercepted a number of intervals of significant copper-silver mineralization (see highlights below).  Drill hole K4-08-06, at the east end of the target area, encountered only scattered mineralization.

Assay highlights from the 2008 drilling program at K-4 area:

Drill Hole	From	To	Interval	Cu	Pb	Zn	Ag	U3O8
	(m)	(m)	(m)	(%)	(%)	(%)	(g/ton)	(%)
K4-08-01	3.15	6.00	2.85	0.183	0.009	0.006	3.83	0.001
	8.25	9.00	0.75	0.844	0.001	0.067	16.90	0.000
	10.80	12.25	1.45	0.201	0.001	0.007	0.40	0.001
	18.25	21.25	3.00	0.079	0.001	0.003	1.20	0.001
	52.53	53.21	0.68	0.123	0.014	0.026	5.43	0.017
	52.53	52.82	0.29	0.237	0.024	0.030	9.60	0.034

Drill Hole	From	To	Interval	Cu	Pb	Zn	Ag	Co	U3O8
	(m)	(m)	(m)	(%)	(%)	(%)	(g/ton)	(%)	(%)
K4-08-02	3.10	16.50	13.40	0.111	0.026	0.011	4.74	0.018	0.001
	8.10	11.10	3.00	0.169	0.046	0.013	7.10	0.021	0.001
	11.10	12.10	1.00	0.086	0.019	0.006	4.70	0.054	0.001
	35.50	37.00	1.50	0.255	0.002	0.022	0.70	0.004	0.000
	39.50	44.00	4.50	0.153	0.005	0.008	1.80	0.020	0.001
	50.00	51.00	1.00	0.398	0.008	0.012	4.90	0.015	0.001
	51.89	56.00	4.11	0.216	0.007	0.016	1.06	0.002	0.006
	51.89	52.00	0.11	0.083	0.015	0.007	2.00	0.009	0.058
	52.00	54.00	2.00	0.358	0.007	0.004	0.60	0.001	0.002
	55.05	55.25	0.20	0.297	0.007	0.027	2.00	0.006	0.012
	58.50	60.00	1.50	0.156	0.002	0.008	1.50	0.010	0.001

Drill Hole	From	To	Interval	Cu	Ag	Co	U3O8
	(m)	(m)	(m)	(%)	(g/ton)	(%)	(%)
	3.00	18.00	15.00	0.149	3.60	0.024	0.001
K4-08-03	9.00	22.50	13.50	0.186	4.24	0.015	0.002
	12.00	13.50	1.50	0.287	4.7	0.012	0.006
	59.00	60.50	1.50	0.169	0.4	0.009	0.001

Drill Hole	From	To	Interval	Cu	Pb	Zn	Ag	Co	U3O8
	(m)	(m)	(m)	(%)	(%)	(%)	(g/ton)	(%)	(%)
K4-08-04	3.00	4.50	1.50	0.111	0.004	0.006	1.90	0.033	0.000
	9.00	101.50	92.50	-	-	-	-	-	-
	15.00	15.25	0.25	0.669	0.478	0.010	5.10	0.027	2.544
	15.75	17.25	1.50	0.139	0.002	0.009	1.10	0.020	0.004
	18.75	20.25	1.50	0.008	0.001	0.006	0.10	0.002	0.007
	28.35	31.00	2.65	0.211	0.066	0.008	0.88	0.004	0.283
	28.85	31.00	2.15	0.190	0.080	0.007	0.95	0.004	0.349
	28.85	29.05	0.20	1.071	0.836	0.020	8.70	0.024	3.675
	55.55	56.45	0.90	0.250	0.056	0.015	0.96	0.002	0.249
	56.05	56.45	0.40	0.135	0.123	0.017	1.90	0.003	0.554
	56.95	58.50	1.55	0.060	0.001	0.007	0.40	0.019	0.004
	61.87	64.00	2.13	0.148	0.003	0.018	0.76	0.009	0.004
	61.87	62.02	0.15	0.352	0.019	0.027	1.60	0.003	0.039
	65.50	70.00	4.50	0.129	0.001	0.007	0.70	0.020	0.000
	65.50	101.50	36.00	0.076	0.002	0.005	0.45	0.017	0.000
	76.00	77.50	1.50	0.107	0.003	0.006	0.40	0.025	0.000
	86.50	88.00	1.50	0.111	0.003	0.006	1.30	0.016	0.001
	100.00	101.50	1.50	0.109	0.003	0.005	1.00	0.030	0.000

Drill Hole	From	To	Interval	Cu	Pb	Ag	U3O8	V2O5
	(m)	(m)	(m)	(%)	(%)	(g/ton)	(%)	(%)
K4-08-05	4.57	6.00	1.43	0.167	0.002	0.60	0.000	0.009
	10.50	92.50	82.00	-	-	-	-	0.038
	20.69	21.45	0.76	0.332	0.098	1.72	0.453	0.048
	21.16	21.45	0.29	0.504	0.247	3.70	1.154	0.053
	34.00	35.50	1.50	0.151	0.001	0.30	0.000	0.066
	39.75	49.59	9.84	0.296	0.035	1.17	0.162	0.031
	41.24	41.62	0.38	1.061	0.615	7.10	3.192	0.043
	47.25	47.62	0.37	0.596	0.139	3.00	0.789	0.040

Drill Hole	From	To	Interval	Cu	Zn	Ni	U3O8	V2O5
	(m)	(m)	(m)	(%)	(%)	(%)	(%)	(%)
K4-08-06	3.55	17.5	13.95	0.010	0.004	0.002	0.000	0.025
	25	28	3	0.059	0.011	0.001	0.004	0.007
	38.5	40	1.5	0.028	0.012	0.001	0.003	0.006

K4-08-01 had an azimuth of 85 and an inclination of 60 degrees.  K4-08-02 had an azimuth of 170 and an inclination of 45. K4-08-03 had an azimuth of 10 and an inclination of 45 degrees.  K4-08-04   had an azimuth of 352 and an inclination of 45 degrees.  K4-08-05 had an azimuth of 352 and an inclination of 65 degrees at the same location as 04, and K4-08-06 had an azimuth of 012 and an inclination of 45 degrees.

LONG BAY AREA

At the Long Bay target area located approximately 1.5 kilometers northwest of the Eldorado/Echo Bay uranium-silver mines, sampling and mapping indicated potential for uranium within a stockwork vein system along an east-west trending structure in andesitic tuffs with strong hematitic alteration.  Two drill holes, LB-08-01 and LB-08-02, were completed for a total of 125 meters in the Long Bay area.  LB-08-02 intercepted andesitic tuffs and breccias with strong hematitic alteration with minor scattered sulfides.  Drill hole LB-08-01 intercepted an unmapped diabase dike but returned anomalous copper values along fractures zones.

Assay highlights from the 2008 drilling program at Long Bay:

Drill Hole	From	To	Interval	Cu	Zn	Ag	V2O5
	(m)	(m)	(m)	(%)	(%)	(g/ton)	(%)
LB-08-01	5.8	11.5	5.7	-	-	-	0.023
	9	11.5	2.5	0.158	0.022	0.4	0.025
	29.8	29.95	0.15	0.126	0.017	0.1	0.065
	46	93.27	47.27	-	-	-	0.023

Drill Hole	From	To	Interval	V2O5
LB-08-02	(m)	(m)	(m)	(%)
	8.31	31.7	23.39	0.024

LB-08-01 had an azimuth of 147 and an inclination of 45.  LB-08-01 had an azimuth of 170 and an inclination of 45.

GOSSAN ISLAND AREA:

The Gossan Island target, located approximately 5 kilometers southeast of the Eldorado/Echo Bay uranium-silver mines, consists of zones of moderate to strong gossanous, argillic-potassic altered, pyroclastic rocks.  One reconnaissance drill hole, GI-08-01, was completed for a total of 147 meters on the Gossan island target area.  Drill hole GH-08-01 targeted a strong gossanous zone, and possible vein system.  The drill hole intercepted highly brecciated, strong hematitic-potassic altered, andesitic tuff accompanied by scattered sulfides, but only one interval with anomalous silver was encountered.

Drill Hole	From	To	Interval	Ag
GI-08-01	(m)	(m)	(m)	(g/ton)
	26.00	27.50	1.50	4.5

LB-08-01 had an azimuth of 147 and an inclination of 45.  LB-08-01 had an azimuth of 170 and an inclination of 45.

(Note: True widths of intercepts have not been determined.)

All mapping, surface sampling, and drill-hole data from the 2008 drilling program are being compiled and integrated into the Company’s database.  During the Fall/Winter of 2008 the Company is planning a thorough review of the numerous IOCG, uranium and polymetallic vein targets it has developed during the past three exploration seasons.

The Company continues to review and reduce its exploration and overhead costs, ensuring that the Company’s capital is preserved until the financial markets stabilize in this unprecedented financial downturn. The Company continues to review and pursue advanced stage economic mineral deposits as well as other opportunities. The Company has no debt.

The Company feels that the corporate funds are better used to seek and acquire strategic alternatives and opportunities which are being presented to Alberta Star.  In today’s turbulent market, it is cheaper to buy production than to explore and drill for production and resources.

Alberta Star is currently reviewing a number of advanced stage mineral exploration projects that meet the Company’s corporate acquisition criteria, of acquiring established resource opportunities with infrastructure, with cash flow or near term cash flow potential and advanced stage exploration potential. Due to the current unrest in global market conditions, the Company has elected to conserve its treasury and target the many unique opportunities that exist for well financed companies like Alberta Star, to acquire high quality mineral assets at very attractive valuations.  The Company has been conserving cash, reducing costs and reducing its field operations, for some time now, and is now in a position to capitalize with the current deep and protracted downturn in the global capital markets.

THE ELDORADO/CONTACT LAKE PROJECT:

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometres north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 116,633 acres.  The Eldorado/Contact project areas include past producing high grade silver and uranium mines. The Contact Lake and Eldorado districts are being targeted by the Company for silver, copper, uranium, and polymetallic mineralization. The mineralization occurs within the same suite of volcano-plutonic rocks that host other polymetallic zones in the Eldorado and Contact Lake Mineral Belt, including the former Bonanza and El Bonanza Silver mines and the Eldorado and Contact Lake Uranium (plus-Ag-Cu-Co-Ni-Bi) mines. Veins of the former Eldorado and Echo Bay silver & uranium mines are situated in tuff/metasedimentary rocks, near the margins and apices of porphyry stocks of the Great Bear Magmatic Zone. The cores and intermediate zones of the hydrothermal systems that are responsible for these veins are possible loci for larger, more typical, bulk-mineable IOCG-type deposits.

ALBERTA STAR DEVELOPMENT CORP.:

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage mineral exploration projects in Canada and the United States. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

INVESTOR RELATIONS:

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408.3884

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President & CEO

These results have been reviewed by Dr. Michael Bersch, LPG, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data.  All rock samples were analyzed by Acme Analytical Laboratories Ltd. (“ACME”) in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of resource calculation and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Alberta Star Development Corp. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver, uranium and base metals, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, aboriginal and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Alberta Star’s Annual Information form and Alberta Star’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Alberta Star has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Alberta Star disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.